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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

CP SHIPS LIMITED

(Translation of Registrant's Name Into English)

2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☐                        FORM 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐                        NO  ☒

This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

Form S-8 No. 333-13954

Exhibits Index appears on Page 4

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CP SHIPS LIMITED
Date: November 16, 2005
	By:	/s/ JOHN M. BAKER Name: John M. Baker Title: Senior Vice President, General Counsel and Secretary

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EXHIBITS INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

EXHIBIT NO.	DESCRIPTION
99.1	Notice of Special Meeting of Shareholders and Management Proxy Circular
99.2	Form of Proxy
99.3	Letter of Transmittal
99.4	Cover Letter

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Form S-8 No. 333-13954
Exhibits Index appears on Page 4
SIGNATURES
EXHIBITS INDEX